UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bay Banks of Virginia, Inc.

(Name of Issuer)

Common Stock, par value $5.00

(Title of Class of Securities)

072035108

(CUSIP Number)

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Julien G. Patterson
2.	Check the appropriate box if a member of group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 290,243(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 290,243(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 290,243(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.03%(2)
14.	Type of reporting person (see instructions) IN

(1)	Includes 1,561 shares of Common Stock underlying outstanding stock options.
(2)	Based on 4,810,856 shares of Common Stock issued and outstanding on December 31, 2012.

3

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Terri J. Wesselman
2.	Check the appropriate box if a member of group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 288,682
	8.	Shared voting power 0
	9.	Sole dispositive power 288,682
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 288,682
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.00%(1)
14.	Type of reporting person (see instructions) IN

(1)	Based on 4,810,856 shares of Common Stock issued and outstanding on December 31, 2012.

4

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Revocable Trust of Julien G. Patterson dated January 24, 2003
2.	Check the appropriate box if a member of group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 288,682
	8.	Shared voting power 0
	9.	Sole dispositive power 288,682
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 288,682
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.00%(1)
14.	Type of reporting person (see instructions) OO (trust)

(1)	Based on 4,810,856 shares of Common Stock issued and outstanding on December 31, 2012.

Introductory Note:

This Amendment No. 1 to Schedule 13D amends and restates in its entirety that certain Schedule 13D filed on January 10, 2013 by Julien G. Patterson with respect to the common stock, par value $5.00 per share (the “Common Stock”), of Bay Banks of Virginia, Inc., a Virginia corporation (the “Issuer”).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 100 South Main Street, Kilmarnock, Virginia 22482.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by Julien G. Patterson (“Mr. Patterson”), Terri J. Wesselman (“Ms. Wesselman”) and the Revocable Trust of Julien G. Patterson dated January 24, 2003 (the “JGP Trust”). Julien G. Patterson and Terri J. Wesselman are husband and wife. Each of Mr. Patterson, Ms. Wesselman and the JGP Trust is referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

Julien G. Patterson. Mr. Patterson is Chairman of OMNIPLEX World Services Corporation and his business address is 14151 Park Meadow Drive, Chantilly, Virginia 20151. During the last five years, Mr. Patterson has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has he been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Patterson is a director of the Issuer and is a United States citizen.

Terri J. Wesselman. Ms. Wesselman is President and Chief Executive Officer of OMNIPLEX World Services Corporation and her business address is 14151 Park Meadow Drive, Chantilly, Virginia 20151. During the last five years, Ms. Wesselman has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors, nor has she been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Ms. Wesselman is a United States citizen.

Revocable Trust of Julien G. Patterson dated January 24, 2003. The JGP Trust is a trust organized under the laws of the State of Florida. The co-trustees of the JGP Trust are Mr. Patterson and Ms. Wesselman. The trust’s principal business is investing in and holding stock and other assets. The address for the JGP Trust is Julien G. Patterson and Terri J. Wesselman, Co-Trustees, 10009 Magnolia Bend, Bonita Springs, Florida 34135.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2012, the JGP Trust acquired 258,824 shares (the “Shares”) of the Issuer’s Common Stock at a purchase price of $4.25 per share in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. The JGP Trust paid cash for the Shares out of funds contributed to it by Mr. Patterson and the aggregate purchase price paid amounted to $1,100,002.

Prior to December 31, 2012, Mr. Patterson and the JGP Trust, separately, purchased shares of Common Stock from time to time in open market transactions. All shares of Common Stock purchased by Mr. Patterson were subsequently contributed to the JGP Trust. Prior to December 31, 2012, Mr. Patterson also was granted options to purchase Common Stock by the Issuer.

Item 4.	Purpose of the Transaction.

The Shares were acquired for long-term investment purposes by Mr. Patterson and the JGP Trust. Each of the Reporting Persons has no present plans to acquire additional shares of Common Stock (other than Mr. Patterson pursuant to stock options), but reserves the right to buy, sell or otherwise engage in transactions in the Common Stock in the future.

Except as disclosed herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D. Mr. Patterson currently serves on the board of directors of the Issuer. As a director of the Issuer, Mr. Patterson may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) and (b) As of December 31, 2012, Mr. Patterson may be deemed to beneficially own 290,243 shares of Common Stock of the Issuer directly and indirectly as a result of his serving as co-trustee of the JGP Trust (including 1,561 shares which are issuable upon the exercise of vested options). Based on 4,810,856 shares of Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer to Mr. Patterson, he may be deemed to beneficially own 6.03% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the JGP Trust and otherwise, Mr. Patterson has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, each of the 290,243 shares of Common Stock which he may be deemed to beneficially own. The share numbers set forth in this paragraph include all shares held by the JGP Trust, of which Mr. Patterson serves as co-trustee.

As of December 31, 2012, Ms. Wesselman may be deemed to beneficially own 288,682 shares of Common Stock of the Issuer indirectly as a result of her serving as co-trustee of the JGP Trust. Based on 4,810,856 shares of Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer to Ms. Wesselman, she may be deemed to beneficially own 6.00% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the JGP Trust, Ms. Wesselman has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, each of the 288,682 shares of Common Stock which she may be deemed to beneficially own. The share numbers set forth in this paragraph include all shares held by the JGP Trust, of which Ms. Wesselman serves as co-trustee.

As of December 31, 2012, the JGP Trust may be deemed to beneficially own 288,682 shares of Common Stock of the Issuer. Based on 4,810,856 shares of Common Stock issued and outstanding as of December 31, 2012, as reported by the Issuer to the JGP Trust, it may be deemed to beneficially own 6.00% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the JGP Trust, Mr. Patterson and Ms. Wesselman each has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, each of the 288,682 shares of Common Stock which the JGP Trust may be deemed to beneficially own.

(c) Except as set forth in Item 3 herein, each of the Reporting Persons has not effected any transactions in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between each Reporting Person and any other person with respect to the securities of the Issuer. Other than as described herein, and Mr. Patterson being on the board of directors of the Issuer, there are no contracts, arrangements, understandings or relationships between the Issuer and each of the Reporting Persons with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement, dated April 17, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013	/s/ Julien G. Patterson
Julien G. Patterson

Dated: April 17, 2013	/s/ Terri J. Wesselman
Terri J. Wesselman

REVOCABLE TRUST OF JULIEN G. PATTERSON DATED JANUARY 24, 2003

Dated: April 17, 2013	/s/ Julien G. Patterson
Julien G. Patterson Trustee

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the shares of common stock of Bay Banks of Virginia, Inc. is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 17th day of April 2013.

/s/ Julien G. Patterson
Julien G. Patterson

/s/ Terri J. Wesselman
Terri J. Wesselman

REVOCABLE TRUST OF JULIEN G. PATTERSON DATED JANUARY 24, 2003

/s/ Julien G. Patterson
Julien G. Patterson Trustee

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